

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2024

Molly Henderson
Chief Financial Officer
Phathom Pharmaceuticals, Inc.
100 Campus Drive, Suite 102
Florham Park, New Jersey 07932

      Re: Phathom Pharmaceuticals, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2023
          File No. 001-39094

Dear Molly Henderson:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences